NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, LLC, a Delaware limited liability company (the “Manager “) and Santa Barbara Asset Management, LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into Sub-Advisory Agreements and continued to August 1, 2021, pursuant to which the Sub-Adviser furnishes investment advisory services to series of Nuveen Investment Trust II as listed below; and

WHEREAS, pursuant to the terms of the Agreements, the Agreements shall continue in force from year to year after the initial effective period, provided that such continuance is specifically approved for each Portfolio (as defined in each Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of the Nuveen Funds, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2022, in the manner required by the Investment Company Act of 1940.

Dated: July 30, 2021

NUVEEN FUND ADVISORS, LLC

By: /s/ Christopher Rohrbacher
Managing Director

ATTEST:

/s/ Celeste Clayton

SANTA BARBARA ASSET MANAGEMENT, LLC

By:	/s/ Avi Mizrachi
Its:	Senior Managing Director

ATTEST:

/s/ Jolie Twiss

Fund in Nuveen Investment Trust II	Date of Sub-Advisory Contract

Nuveen Santa Barbara Dividend Growth Fund	10-1-14
Nuveen Santa Barbara International Dividend Growth Fund	10-1-14
Nuveen Santa Barbara Global Dividend Growth Fund	10-1-14